Company Contact
Dave Faulkner
Cimetrix, Incorporated
Phone: (801) 256-6500
Fax: (801) 256-6510
dave.faulkner@cimetrix.com

Cimetrix Announces Second Quarter 2009 Financial Results
Increased Software Revenues Hint of Industry Recovery

SALT LAKE CITY, UT — August 14, 2009 — Cimetrix, Incorporated (OTC: CMXX) (www.cimetrix.com), a leading provider of factory automation and equipment control software solutions for the global semiconductor, photovoltaic, and electronics industries, today reported financial results for its second quarter ended June 30, 2009.

  Software revenues increased 19% to $512,000 from $430,000 in the first quarter of this year, while professional services revenues decreased 52%. Overall, Company revenues decreased 15% quarter-over-quarter.

  Total revenue for the second quarter declined 30% year-over-year from $995,000 in 2008 to $701,000.

“Our software revenues increased from the first quarter of this year. We hope this indicates that semiconductor and other related electronics capital equipment markets are slowly starting to trend upwards. A number of new customer projects for professional services opportunities were quoted throughout the quarter. However, the majority of projects were delayed as end user customers remain cautious, impacting our second quarter services revenues.” said Bob Reback, Cimetrix’s president and chief executive officer.

Reback added, “During this challenging business environment, we continue to tightly control costs while supporting customers and pursuing new business.”

Highlights

  Successful execution of professional services project to deliver vacuum robot cluster tool control project.

  Continued success in the growing solar-photovoltaic market with three new design wins for Cimetrix software products.

Six Month Results

Six-month revenue decreased 35% to $1,524,000 from $2,350,000 in the same period last year. Total operating costs and expenses decreased 37% to $1,965,000 from $3,108,000. Cimetrix reported a net loss of $508,000, or ($0.02) per basic and diluted share, versus a net loss of $819,000, or ($0.03) per basic and diluted share, in the same period last year.

About Cimetrix Incorporated

Cimetrix designs, develops, markets, and supports factory automation and equipment control software for the global semiconductor, photovoltaic, and electronics industries. A leading participant in SEMI standards development, Cimetrix’s connectivity software allows for quick implementation of the SECS/GEM, GEM300 and EDA standards.

The Company’s products can be found on virtually every tool type in nearly every semiconductor 300mm factory worldwide. The added-value of Cimetrix’s passionate support and professional services creates the industry’s only complete software solution. Key products include:

  CIMControlFramework™

  CIMConnect™

  CIM300™

  CIMPortal™

Cimetrix is an active member of Semiconductor Equipment and Materials International (SEMI), including the SEMI PV Group, and participates in various International SEMATECH Manufacturing Initiative (ISMI) programs.

For more information, please visit www.cimetrix.com.

Safe Harbor Statement:

The matters discussed in this news release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Statements about the Company’s prospects for future growth and results of operations are forward-looking statements. The comments made by the Company's senior management in regards to future revenue and results are based on current expectations and involve risks and uncertainties that may adversely affect expected results including but not limited to recovery of the economic markets into which the Company sells products, increased capital expenditures by semiconductor chip manufacturers, market acceptance of the Company’s products, the timing and degree of adoption of Interface A by the semiconductor industry, the ability of the Company to control its costs associated with providing products and services, the mix between products and services (which generally have higher associated costs of revenue) provided by the Company, the competitive position of the Company and its products, which include CODE, CIMConnect, CIM300 and CIMPortal product families, the economic climate in the markets in which the Company’s products are sold, technological improvements, and other risks discussed more fully in filings by the Company with the Securities and Exchange Commission. Many of these factors are beyond the control of the Company. Reference is made to the Company's most recent filing on Form 10-K, which further details such risk factors.

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CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Condensed Balance Sheets

	June 30, 2009 (Unaudited)	December 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	$15,000	$15,000
Restricted cash	-	121,000
Accounts receivable, net	250,000	407,000
Inventories	-	2,000
Prepaid expenses and other current assets	22,000	25,000
Total current assets	287,000	570,000

Property and equipment, net	25,000	57,000
Intangible assets, net	29,000	56,000
Goodwill	64,000	64,000
Other assets	20,000	29,000

	$425,000	$776,000

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$181,000	$184,000
Accrued expenses	403,000	321,000
Deferred revenue	290,000	460,000
Current portion of notes payable and capital lease obligations	289,000	503,000
Current portion of notes payable – related party	100,000	-
Total current liabilities	1, 263,000	1,468,000

Long-term liabilities:
Notes payable – related parties, net	359,000	188,000
Long-term portion of notes payable and capital lease
obligations	456,000	335,000
Total long-term liabilities	815,000	523,000

Total liabilities	2,078,000	1,991,000

Commitments and contingencies

Stockholders’ deficit:
Common stock; $.0001 par value, 100,000,000 shares
authorized, 33,668,057 and 33,568,057 shares issued,
respectively	3,000	3,000
Additional paid-in capital	32,739,000	32,669,000
Treasury stock, 25,000 shares at cost	(49,000)	(49,000)
Accumulated deficit	(34,346,000)	(33,838,000)
Total stockholders’ deficit	(1,653,000)	(1,215,000)

	$425,000	$776,000

See accompanying notes to consolidated condensed financial statements

CIMETRIX INCORPORATED AND SUBSIDIARIES
Consolidated Condensed Statements of Operations
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,

	2009	2008	2009	2008
Revenues:
New software licenses	$308,000	$455,000	$505,000	$1,146,000
Software license updates and product support	204,000	245,000	437,000	543,000
Total software revenues	512,000	700,000	942,000	1,689,000
Professional services	189,000	295,000	582,000	661,000

Total revenues	701,000	995,000	1,524,000	2,350,000

Operating costs and expenses:
Cost of revenues	247,000	437,000	617,000	1,057,000
Sales and marketing	178,000	269,000	421,000	583,000
Research and development	121,000	230,000	293,000	482,000
General and administrative	280,000	403,000	585,000	878,000
Depreciation and amortization	24,000	54,000	49,000	108,000

Total operating costs and expenses	850,000	1,393,000	1,965,000	3,108,000

Loss from operations	(149,000)	(398,000)	(441,000)	(758,000)

Other income (expense):
Interest and other income	-	-	-	1,000
Interest expense	(35,000)	(42,000)	(68,000)	(62,000)
Gain on sale of assets	-	-	1,000	-

Total other expense, net	(35,000)	(42,000)	(67,000)	(61,000)

Loss before income taxes	(184,000)	(440,000)	(508,000)	(819,000)

Provision for income taxes	-	-	-	-

Net loss	$(184,000)	$(440,000)	$(508,000)	$(819,000)

Loss per common share:
Basic	$(0.01)	$(0.01)	$(0.02)	$(0.03)
Diluted	$(0.01)	$(0.01)	$(0.02)	$(0.03)

Weighted average number of shares
outstanding:
Basic	33,810,000	32,007,000	33,784,000	31,967,000
Diluted	33,810,000	32,007,000	33,784,000	31,967,000

See accompanying notes to consolidated condensed financial statements